SUB-ITEM 77D: Policies with respect to security investments

The Fund has adopted a non-fundamental investment policy that it may not invest in other investment companies except to the extent permitted by the 1940 Act.

The Fund's limitation on investments in illiquid securities has been changed from 10% of the Fund's total assets to 10% of the Fund's net assets.